
07000853

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49847

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Florida Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1807 Crown Way
(No. and Street)

Orlando, FL 32804
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Patrick Calby (407) 263-7561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerry L. Stanford, C.P.A.
(Name – *if individual, state last, first, middle name*)

1803 Crown Way, Orlando, FL 32804
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CA 3/5/07

OATH OR AFFIRMATION

I, J. Patrick Calby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Florida Equities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO
Title

Notary Public


Notary Public State of Florida
Paula Moseley Stein
My Commission DD532417
Expires 05/19/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID FLORIDA EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2006

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 CROWN WAY
ORLANDO, FLORIDA 32804
407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of
Mid Florida Equities, Inc.

We have audited the accompanying statement of financial condition of Mid Florida Equities, Inc. (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinions, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a requited part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jerry L. Stanford
Certified Public Accountant
January 27, 2007

MID FLORIDA EQUITIES, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash in bank and with clearing broker	$ 45,863
Marketable securities	11,587
Deposit with NASD	344
Equipment, at cost less accumulated depreciation	1,109
Total assets	$ 58,903

Liabilities and stockholder's equity

Liabilities:	$ -
Stockholder's equity:	
Common stock, $ 1.00 par value, authorized 7,500 shares; issued and outstanding 500 shares	500
Paid in capital in excess of par value	19,500
Retained earnings	38,903
Total liabilities and stockholder's equity	$ 58,903

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 52,980
Investment advisory service	21,450
Interest	2,328
Total revenue	76,758
Expenses:	
Depreciation	185
Insurance	7,807
Legal and accounting	5,626
Miscellaneouse expense	3,221
Office expense	14,230
Salaries	3,500
Taxes and licenses	5,250
Telephone	2,880
Total expenses	42,699
Net Income (Loss)	$ 34,059

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Accumulated Earnings	Total
Balances, January 1, 2006	$ 500	$ 19,500	$ 24,682	$ 44,682
Net Income, (Loss) year ended December 31, 2006	-	-	34,059	34,059
Distribution to stockholder			19,838	19,838
Balances, December 31, 2006	$ 500	$ 19,500	$ 38,903	$ 58,903

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	34,059
Adjustments to reconcile net income to activities		
Depreciation		185
Changes in assets:		
Increase in deposit with NASD		(250)
Increase in marketable securities		(183)
Increase in equipment		(1,294)
Net cash provided by operations		32,517
Distribution to stockholder		(19,838)
Increase in cash		12,679
Cash, December 31, 2005		34,184
Cash, December 31, 2006	$	45,863

Supplemental disclosure of cash flow information:

Cash paid during the period for:		
Interest paid	$	-0-

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Notes to financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mid Florida Equities, Inc. (the "Company") was incorporated in Florida on November 7, 1996. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and has been a member of the National Association of Securities Dealers, Inc. (the "NASD") since March 18, 1997. The company conducts operations from its executive offices in Orlando, Florida.

In December, 1999 the "Company" advanced monies for legal assistance to obtain work permits and licenses in Anguilla, British West Indies, and continue to evaluate in its business continuity planning this, and other international situations.

The Company has an expense sharing agreement with Target Media Advertising Services, LLC , which is owned by the firms only shareholder to share office space and office expense.

Depreciation

The Corporation provides for depreciation of its office furniture and equipment under the straight-line method for financial accounting purposes and under accelerated methods for income tax purposes over estimated useful lives of seven years.

Expenditures for repairs and maintenance are charged directly to expense as incurred. Expenditures for additions and betterment's are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is included in income.

Depreciation expense for the twelve month period ended December 31, 2006 totaled $ 185.

Income Taxes

The Corporation has elected to be taxes under the provisions of Subchapter S of the Internal Revenue Code, whereby the Corporation generally pays no tax on its taxable income. Instead, any taxable income or loss is passed through to the stockholders and reported on their individual income tax returns.

2. ADDITIONAL PAID-IN CAPITAL

In December 1996, the Corporation received a capital contribution of $19,500 from its stockholder.

Schedule 1

MID FLORIDA EQUITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
As of December 31, 2006

Stockholder's equity	$ 58,903
Loans subordinated to claims of general creditors	-
Total capital	58,903
Less non-allowable assets (leasehold improvements and equipment-net, other assets)	344
Net capital before haircuts on securities positions	58,559
Less haircuts on securities positions	463
Net capital	$ 58,096
Minimum net capital requirement	$ 5,000
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	None

See accompanying notes to financial statements.

Schedule 2

MID FLORIDA EQUITIES, INC.
Exemption From Reserve Requirements Under Rule 15c3-3
December 31, 20056

Mid Florida Equities, Inc. operates under the K(2) (ii) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker-dealer, Emmett A. Larkin & Company, Inc.

MID FLORIDA EQUITIES, INC.
Reconciliation of Computation of Net Capital with Focus Report, Part II
December 31, 2006

Net capital as reported on the Focus Report, Part II	$ 56,987
Adjustment	-
Net capital as adjusted and as reported per audited financial statements	$ 56,987

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 Crown Way
Orlando, Florida 32804

407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2007

Board of Directors
Mid Florida Equities, Inc.

In planning and performing our audit of the financial statements of Mid Florida Equities, Inc. (the "Company") for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedure followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation or financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Jerry L. Stanford
Certified Public Accountant
January 27, 2007

MID FLORIDA EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2006

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 CROWN WAY
ORLANDO, FLORIDA 32804
407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of
Mid Florida Equities, Inc.

We have audited the accompanying statement of financial condition of Mid Florida Equities, Inc. (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinions.

In our opinions, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a requited part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jerry L. Stanford
Certified Public Accountant
January 27, 2007

MID FLORIDA EQUITIES, INC.
Statement of Financial Condition
December 31, 2006

Assets

Cash in bank and with clearing broker	$ 45,863
Marketable securities	11,587
Deposit with NASD	344
Equipment, at cost less accumulated depreciation	1,109
Total assets	$ 58,903

Liabilities and stockholder's equity

Liabilities:	$ -
Stockholder's equity:	
Common stock, $ 1.00 par value, authorized 7,500 shares; issued and outstanding 500 shares	500
Paid in capital in excess of par value	19,500
Retained earnings	38,903
Total liabilities and stockholder's equity	$ 58,903

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Operations
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 52,980
Investment advisory service	21,450
Interest	2,328
Total revenue	76,758
Expenses:	
Depreciation	185
Insurance	7,807
Legal and accounting	5,626
Miscellaneouse expense	3,221
Office expense	14,230
Salaries	3,500
Taxes and licenses	5,250
Telephone	2,880
Total expenses	42,699
Net Income (Loss)	$ 34,059

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Paid-in Capital	Accumulated Earnings	Total
Balances, January 1, 2006	$ 500	$ 19,500	$ 24,682	$ 44,682
Net Income, (Loss) year ended December 31, 2006	-	-	34,059	34,059
Distribution to stockholder			19,838	19,838
Balances, December 31, 2006	$ 500	$ 19,500	$ 38,903	$ 58,903

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 34,059
Adjustments to reconcile net income to activities	
Depreciation	185
Changes in assets:	
Increase in deposit with NASD	(250)
Increase in marketable securities	(183)
Increase in equipment	(1,294)
Net cash provided by operations	32,517
Distribution to stockholder	(19,838)
Increase in cash	12,679
Cash, December 31, 2005	34,184
Cash, December 31, 2006	$ 45,863

Supplemental disclosure of cash flow information:

Cash paid during the period for:	
Interest paid	$ -0-

See accompanying notes to financial statements.

MID FLORIDA EQUITIES, INC.
Notes to financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Mid Florida Equities, Inc. (the "Company") was incorporated in Florida on November 7, 1996. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and has been a member of the National Association of Securities Dealers, Inc. (the "NASD") since March 18, 1997. The company conducts operations from its executive offices in Orlando, Florida.

In December, 1999 the "Company" advanced monies for legal assistance to obtain work permits and licenses in Anguilla, British West Indies, and continue to evaluate in its business continuity planning this, and other international situations.

The Company has an expense sharing agreement with Target Media Advertising Services, LLC , which is owned by the firms only shareholder to share office space and office expense.

Depreciation

The Corporation provides for depreciation of its office furniture and equipment under the straight-line method for financial accounting purposes and under accelerated methods for income tax purposes over estimated useful lives of seven years.

Expenditures for repairs and maintenance are charged directly to expense as incurred. Expenditures for additions and betterment's are capitalized. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is included in income.

Depreciation expense for the twelve month period ended December 31, 2006 totaled $ 185.

Income Taxes

The Corporation has elected to be taxes under the provisions of Subchapter S of the Internal Revenue Code, whereby the Corporation generally pays no tax on its taxable income. Instead, any taxable income or loss is passed through to the stockholders and reported on their individual income tax returns.

2. ADDITIONAL PAID-IN CAPITAL

In December 1996, the Corporation received a capital contribution of $19,500 from its stockholder.

Schedule 1

MID FLORIDA EQUITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
As of December 31, 2006

Stockholder's equity	$ 58,903
Loans subordinated to claims of general creditors	-
Total capital	58,903
Less non-allowable assets (leasehold improvements and equipment-net, other assets)	344
Net capital before haircuts on securities positions	58,559
Less haircuts on securities positions	463
Net capital	$ 58,096
Minimum net capital requirement	$ 5,000
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	None

See accompanying notes to financial statements.

Schedule 2

MID FLORIDA EQUITIES, INC.
Exemption From Reserve Requirements Under Rule 15c3-3
December 31, 20056

Mid Florida Equities, Inc. operates under the K(2) (ii) exemptive provision to SEC Rule 15c3-3, as all customer transactions are cleared on a fully disclosed basis through another registered broker-dealer, Emmett A. Larkin & Company, Inc.

Schedule 3

MID FLORIDA EQUITIES, INC.
Reconciliation of Computation of Net Capital with Focus Report, Part II
December 31, 2006

Net capital as reported on the Focus Report, Part II	$ 56,987
Adjustment	-
Net capital as adjusted and as reported per audited financial statements	$ 56,987

JERRY L. STANFORD
CERTIFIED PUBLIC ACCOUNTANT
1803 Crown Way
Orlando, Florida 32804

407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 1, 2007

Board of Directors
Mid Florida Equities, Inc.

In planning and performing our audit of the financial statements of Mid Florida Equities, Inc. (the "Company") for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedure followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation or financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Jerry L. Stanford
Certified Public Accountant
January 27, 2007


RECEIVED
2007

MID FLORIDA EQUITIES, INC.
DBA MID FLORIDA CAPITAL MANAGEMENT, INC.
P.O. BOX 608039
ORLANDO, FL 32860-8039 USA
TEL: (407) 263-7561
SINCE 1997
NASD SIPC

February 5, 2007

NASD, Inc.
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attn: Eleanor M. Sabalbaro

Dear Ms. Sabalbaro,

Enclosed is Mid Florida Equities, Inc. Annual audited Financial Statements, and Form X-17A-5, Part III (facing page and attachments) for the year ended December 31, 2006. Please contact me if you have any questions or need any clarifications. Thank you for your time.

Best Regards,



J. Patrick Calby
Chief Executive Officer

cc: (2) SEC, Office of Filings and Information Systems, 100 F St., Washington, DC20549
SEC, Southeast Regional Office, 801 Brickell Ave, Suite 1800, Miami, FL 33131
The State of California, Department of Corporations, 980 Ninth St., 5th Floor, Sacreamento, CA 95814
Colorado Division of Securities, 1580 Lincoln St., Suite 420, Denver, CO 80203
Office of Financial Regulation/Bureau of Registration Review, 200 East Gaines Street, Tallahassee, FL 32399-0375
Secretary of State, Securities Division, 2 Martin Luther King, Jr., Drive, #802 W. Tower, Atlanta, GA 30334
Kentucky Securities Commission, 1025 Capital Center Drive, Suite 200, Franklin, KY 40601
Ohio Dept of Commerce, Division of Securities, 77 S. High Street, 22nd Floor, Columbus, OH 43215
Department of Finance and Corporate Securities, 350 Winter Street, NE, Room 410, Salem, OR 97301-3881
State of Tennessee, Department of Commerce and Insurance, Securities Division, Suite 680, 500 James Robertson Pkwy, Nashville, TN 37243
Department of Financial Institution/Securities Division, 210 11th Ave SW, Room 300, Olympia, WA 98504-1200

END